Exhibit 99.1

NewsRelease

TransCanada Files 2016 Annual Disclosure Documents

Calgary, Alberta- February 16, 2017 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) has today filed with Canadian securities authorities:

•	Audited Consolidated Financial Statements for the year ended December 31, 2016 with related Management’s Discussion and Analysis (Annual Report); and

•	The company’s Annual Information Form for the year ended December 31, 2016.

In addition, TransCanada filed its Form 40-F with the United States Securities and Exchange Commission for the year ended December 31, 2016.

Copies of the filed documents are available at sedar.com, sec.gov (for the Form 40-F) and in the Investor Centre section of the company website at www.transcanada.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements free of charge by calling the company at 1.800.661.3805.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extend over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 16, 2017 and 2016 Annual Report filed under

Exhibit 99.1

TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Mark Cooper / James Millar / Tim Duboyce
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522